October 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Lewis

Re:	Founder SPAC

Registration Statement on Form S-1

Filed July 23, 2021, as amended

File No. 333-258158

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Founder SPAC that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. (New York City time) on October 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 150 copies of the Preliminary Prospectus dated October 12, 2021, to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Jefferies LLC

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director

[Signature Page to Underwriters Acceleration Request Letter]